Offer to Purchase for Cash

Up to $101,000,000 Aggregate Principal Amount of its Outstanding
5 1/2% Convertible Subordinated Notes due 2007

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON WEDNESDAY, MARCH 10, 2004, UNLESS THE OFFER IS EXTENDED.

     Akamai Technologies, Inc., a Delaware corporation (referred to as “Akamai,” “we,” “our” or “us”), is hereby offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be supplemented or amended from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be supplemented or amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), up to $101,000,000 aggregate principal amount of our outstanding 5 1/2% Convertible Subordinated Notes due 2007 (the “Notes”) at a price not greater than $1,005 nor less than $1,000 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of payment. Akamai will determine the exact price to be paid for the Notes purchased in the Offer using the “Modified Dutch Auction” procedure described below.

     The maximum aggregate principal amount of Notes that may be purchased in the Offer ($101,000,000) is referred to as the “Offer Amount.” The Offer Amount is approximately 50% of the aggregate principal amount of the Notes outstanding. As of February 10, 2004, the Notes are convertible into shares of our common stock, par value $0.01 per share, at a rate of 8.6603 shares of common stock per $1,000 principal amount. Our shares of common stock are traded on the NASDAQ National Market under the symbol “AKAM.” On February 9, 2004, the last reported sale price of a share of our common stock on the NASDAQ National Market was $15.22.

     Under the “Modified Dutch Auction” procedure, Akamai will determine a single purchase price not greater than $1,005 nor less than $1,000 per $1,000 principal amount of Notes, that, subject to the terms and conditions of the Offer, Akamai will pay for Notes validly tendered and not withdrawn pursuant to the Offer, taking into account the principal amount of Notes so tendered and the prices specified by tendering holders. Akamai will select the single lowest price specified by tendering holders (the “Purchase Price”) that will enable Akamai to purchase the Offer Amount or, if less than the Offer Amount is validly tendered (and not withdrawn), all Notes so tendered and not withdrawn. Akamai will pay the same Purchase Price for all Notes validly tendered (and not withdrawn) at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms of the Offer. Only Notes validly tendered at prices at or below the Purchase Price determined by Akamai, and not withdrawn, will be subject to purchase pursuant to the Offer. Akamai will return all Notes not purchased promptly after the Offer is completed or terminated.

     If the amount of Notes validly tendered (and not withdrawn) on or prior to the Expiration Date (as defined herein) at or below the Purchase Price exceeds the Offer Amount, then, subject to the terms and conditions of the Offer, Akamai will accept for payment the Notes that are validly tendered (and not withdrawn) at or below the Purchase Price on a pro rata basis from among such tendered Notes. In all cases, Akamai will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

     The CUSIP numbers for the Notes are: 00971T AA 9, 00971T AB 7 and 00971T AC 5. The CUSIP numbers referenced above have been assigned by Standard & Poor’s Corporation and are included solely for the convenience of holders of the Notes. Akamai, the Dealer Manager, the Information Agent and the Depositary shall not be responsible for the selection or use of these CUSIP numbers, and no representation is made as to their correctness on the Notes or as indicated in any Offer to Purchase or Letter of Transmittal.

     This Offer to Purchase and the related Letter of Transmittal contain important information that you should read before making any decision with respect to the Offer. The Offer is not conditioned on the tender of any minimum principal amount of Notes. The Offer is, however, subject to other conditions. See Section 10, “Conditions to the Offer.”

     Akamai’s Board of Directors has approved the making of the Offer. However, none of Akamai, its Board of Directors, the Dealer Manager, the Information Agent or the Depositary nor any of their respective affiliates makes any recommendation to you as to whether you should tender or refrain from tendering your Notes or as to the price or prices at which you may choose to tender your Notes. You must make your own decision as to whether to tender your Notes and, if so, the aggregate principal amount of Notes to tender and the price or prices at which your Notes should be tendered.

     Questions and requests for assistance in connection with the Offer may be directed to The Blackstone Group L.P., which is acting as Dealer Manager in connection with the Offer (the “Dealer Manager”). Requests for additional copies of this Offer to Purchase and the Letter of Transmittal or any document incorporated herein by reference may be directed to Citigate Financial Intelligence, which is acting as Information Agent in connection with the Offer (the “Information Agent”). The address and telephone numbers for each of the Dealer Manager and the Information Agent are set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may also be directed to brokers, dealers, commercial banks or trust companies.

The Dealer Manager for the Offer is:

THE BLACKSTONE GROUP L.P.

February 10, 2004

IMPORTANT INFORMATION

     Any holder desiring to tender Notes before the Offer expires must either (a) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, have such holder’s signature thereon guaranteed if required by Instructions 1 or 5 to the Letter of Transmittal, mail or deliver the Letter of Transmittal or such facsimile or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 7, “Procedures for Tendering Notes,” properly transmit an Agent’s Message (as defined below) and any other required documents to U.S. Bank National Association (the “Depositary”) and either deliver the certificates evidencing such Notes to the Depositary along with the Letter of Transmittal or facsimile or deliver such Notes pursuant to the procedure for book-entry transfer set forth in Section 7, “Procedures for Tendering Notes,” prior to the expiration of the Offer or (b) request such holder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender for such holder. A holder having Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such holder desires to tender such Notes.

     A holder who desires to tender Notes and whose certificates for such Notes are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer described herein, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Notes by following the procedure for guaranteed delivery set forth in Section 7, “Procedures for Tendering Notes.”

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR NOTES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN MADE BY US, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY.

     This Offer to Purchase does not constitute an offer to purchase or the solicitation of an offer to sell securities in any circumstances or in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws or otherwise. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in our affairs since the date hereof.

     This Offer to Purchase and the accompanying Letter of Transmittal contain important information which should be read in their entirety before any decision is made with respect to the Offer.

     This Offer to Purchase has not been reviewed by any federal or state securities commission or regulatory authority, nor has any such commission or authority passed upon the accuracy or adequacy of this Offer to Purchase. Any representation to the contrary is unlawful and may be a criminal offense.

SUMMARY TERM SHEET

      The following are answers to some of the questions that you, as a holder of Akamai’s 5 1/2% Convertible Subordinated Notes due 2007, or Notes, may have. We urge you to read the remainder of this Offer to Purchase and the other documents that are incorporated into this document by reference and the Letter of Transmittal carefully because this summary may not contain all of the information that may be important to you. This summary is qualified in its entirety by reference to the complete contents of this Offer to Purchase (including the documents incorporated by reference herein) and the Letter of Transmittal.

Information about the Offer

Who is offering to purchase my Notes? (Page 8)

•	Akamai Technologies, Inc., the issuer of the 5 1/2% Convertible Subordinated Notes due 2007, is offering to purchase the Notes.

What principal amount of Notes is offered to be purchased? (Page 8)

•	We are offering to purchase for cash up to $101,000,000 aggregate principal amount of the outstanding Notes. We call this amount the “Offer Amount.” As of February 10, 2004, there was $201.0 million aggregate principal amount of Notes outstanding.

What will be the purchase price for my Notes? (Page 8)

•	We are offering to purchase the Notes for cash at a price not greater than $1,005 nor less than $1,000 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of payment. Interest on the Notes accrues at a daily rate of approximately $0.15278 for each $1,000 principal amount of Notes.

•	We will determine the exact price to be paid for Notes purchased in the Offer using a “Modified Dutch Auction” procedure. As is described further below, you are permitted to tender your Notes in the Offer at any price within the $1,000 to $1,005 range (in $2.50 increments). Akamai will determine a single Purchase Price not greater than $1,005 nor less than $1,000 per $1,000 principal amount of Notes, that, subject to the terms and conditions of the Offer, we will pay for Notes purchased pursuant to the Offer, taking into account the principal amount of Notes so tendered and the prices specified by tendering holders. When we refer to the “Purchase Price,” we mean the single lowest price at which, based on the amount of Notes tendered and the prices specified by the tendering holders, we can purchase the Offer Amount or, if less than the Offer Amount of Notes is validly tendered (and not withdrawn), all Notes so tendered and not withdrawn. The Purchase Price will not be greater than $1,005 nor less than $1,000 per $1,000 principal amount of Notes. We will pay this Purchase Price, plus accrued and unpaid interest on the purchased Notes to, but not including, the date on which we make payment for the Notes, in cash for all of the Notes we purchase under the Offer, even if some of your Notes are tendered below the Purchase Price. Only Notes validly tendered at prices at or below the Purchase Price determined by Akamai, and not withdrawn, will be subject to purchase pursuant to the Offer. Akamai will return all Notes not purchased promptly after the Offer is completed or terminated.

•	You will not have to pay any transfer taxes or fees or commissions on the Purchase Price paid to you for your Notes provided that you do not complete the “Special Payment Instructions” or “Special Delivery Instructions” sections of the Letter of Transmittal. You may be required to pay commissions to your broker in connection with your tender of Notes. U.S. federal income tax considerations relating to a tender of your Notes are described below. See Section 2, “Terms of the Offer” and Section 11, “U.S. Federal Income Tax Considerations.”

How do I specify the price at which I am tendering? (Page 15)

•	When tendering your Notes, you must properly indicate the price at which you are tendering by one of two pricing methods. Specifically, you must indicate the price (in multiples of $2.50 per $1,000 principal amount) at which you wish to tender your Notes, within the range specified above. Alternatively, you may elect not to specify a price, in which case you will be deemed to have specified

$1,000 (the lowest price in the range specified above). We call this amount the “Minimum Offer Price.” If the Purchase Price that we pay in the Offer for any Notes is higher than the Minimum Offer Price you will receive the higher Purchase Price for your Notes purchased in the Offer.

What if fewer Notes are tendered than the Offer Amount? (Page 8)

•	There is no minimum principal amount of Notes that needs to be tendered as a condition to the Offer. If less than the Offer Amount is validly tendered, and the conditions to the Offer are satisfied or waived, all Notes validly tendered (and not withdrawn) will be accepted and the highest purchase price selected by tendering holders will be paid in respect of all Notes purchased in the Offer.

What if more Notes are tendered than the Offer Amount? (Page 8)

•	If the principal amount of Notes validly tendered (and not withdrawn) on or prior to the Expiration Date (as defined below) at or below the Purchase Price exceeds the Offer Amount, we will accept for payment those Notes that are validly tendered (and not withdrawn) at or below the Purchase Price on a pro rata basis from among the Notes tendered at or below the Purchase Price. In all cases, we will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

When does this Offer expire? (Page 9)

•	The Offer expires at 9:00 a.m., Eastern time, on March 10, 2004, unless the Offer is extended. We call this time and date, as it may be extended, the “Expiration Date.” If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, such nominee may have an earlier deadline for you to accept the Offer.

Can the Offer be extended, and under what circumstances? (Page 9)

•	Yes. We reserve the right to extend the Offer at any time by giving written notice to the Depositary. We will publicly announce any extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration of the Offer. Without limiting the manner in which we may choose to make any public announcement, we shall be under no obligation to publish, advertise or otherwise communicate any public announcement regarding an extension other than by issuing a release through Dow Jones News Service. See Section 2, “Terms of the Offer.”

When will I get paid? (Page 14)

•	We will accept for payment Notes validly tendered and not withdrawn prior to the Expiration Date, subject to the terms and conditions of the Offer and subject to proration in the event Notes with an aggregate principal amount in excess of the Offer Amount are validly tendered and not withdrawn prior to the Expiration Date. We will make payment for all accepted Notes promptly after such acceptance. We expect that the payment date will be approximately five business days after the Expiration Date. In no circumstances will we pay interest on the Purchase Price in respect of any delay in payment being made. See Section 2, “Terms of the Offer.”

How will you fund the purchase of Notes in the Offer? (Page 20)

•	We have sufficient cash on hand to permit us to repurchase all of the Notes up to the Offer Amount.

Are there any conditions to the Offer? (Page 20)

•	The Offer is not conditioned on a minimum principal amount of Notes being tendered in the Offer.

•	Our obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon the satisfaction or waiver of the general conditions set forth in Section 10, “Conditions to the Offer.”

How do I tender my Notes? (Page 15)

•	If you hold your Notes through The Depository Trust Company, or DTC, you may tender your Notes through DTC’s Automated Tender Offer Program. This program is commonly known as “ATOP.” DTC participants that are accepting the Offer may transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Depositary’s account at DTC. DTC will then send an agent’s message to the Depositary for its acceptance.

•	If you own your Notes in “street name” (your Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee), then you must contact your broker, dealer, commercial bank, trust company or other nominee and direct them to tender your Notes.

•	If you hold your Notes in your name, you should complete and sign the enclosed Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions set forth in the Letter of Transmittal and send it to the Depositary. Be certain to have your signature guaranteed if required by the instructions to the Letter of Transmittal, and send or deliver that manually signed Letter of Transmittal (or such manually signed facsimile), together with the certificates evidencing your Notes being tendered and any other required documents, to the Depositary.

•	If you desire to tender Notes and your certificates for such Notes are not immediately available or you cannot comply in a timely manner with the procedure for book-entry transfer described herein, or you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender such Notes by following the procedure for guaranteed delivery set forth in Section 7, “Procedures for Tendering Notes.”

If I change my mind, can I withdraw my tender of Notes? (Page 19)

•	Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In order to effect a withdrawal of tendered Notes, you must notify the Depositary of your intention to withdraw in writing prior to the Expiration Date. In addition, some holders may be subject to special requirements, so please read the procedures detailed later in this Offer to Purchase. No consideration shall be payable in respect of Notes so withdrawn. In addition, if we have not accepted your Notes for payment by April 6, 2004, you may also withdraw your Notes. Notes withdrawn from the Offer may be retendered by following the procedures for tendering Notes.

What if I do not want to tender my Notes? (Pages 10, 12)

•	Notes not tendered and purchased pursuant to the Offer will remain outstanding. As a result of the consummation of the Offer, the aggregate principal amount of Notes that remains outstanding may be materially reduced. This reduction may adversely affect the liquidity of and, consequently, the market price for the Notes that remain outstanding after consummation of the Offer. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the indenture governing the Notes, will remain unchanged. No amendment to the indenture governing the Notes is being sought. Notes that remain outstanding after the Offer will continue to rank junior to our 1.0% Convertible Senior Notes due December 15, 2033.

What is the market value of the Notes? (Page 10)

•	There is no established trading market for the Notes or any established system for reporting the prices at which the Notes have traded or, are currently are traded. We believe that the Notes are currently traded in the over-the-counter market; however, we do not believe that there is a practical way to determine the trading history of the Notes. Akamai believes that trading in the Notes has been limited and sporadic and that the price at which any particular trade has been or is made may not be fully reflective of the value of the Notes. See Section 5, “Description of the Notes and Related Matters.”

What is the purpose of the Offer? (Page 8)

•	We are making the Offer to reduce the principal amount of our outstanding indebtedness and our ongoing debt service obligations.

Has the Board of Directors approved the making of the Offer? (Front cover page)

•	Yes, our Board of Directors has approved the making of the Offer. However, neither we nor our Board of Directors, the Dealer Manager, the Information Agent nor the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your Notes or as to the price or prices at which you may choose to tender your Notes.

Are there federal tax implications if I tender my Notes? (Page 22)

•	The receipt of cash for Notes pursuant to the Offer will generally be a fully taxable transaction for U.S. federal income tax purposes. You will likely have to pay a tax on any gain from the sale. You are urged to consult your own tax advisors as to the specific tax consequences to you of the Offer.

Who can I contact if I have questions about the Offer? (Back cover page)

•	The Blackstone Group L.P. is serving as Dealer Manager in connection with the Offer. U.S. Bank National Association is serving as Depositary in connection with the Offer. Citigate Financial Intelligence is serving as Information Agent in connection with the Offer. You can find the addresses and telephone numbers of these representatives on the back cover of this Offer to Purchase.

Information about the Notes

Who is the issuer of the Notes? (Page 12)

•	Akamai Technologies, Inc. is the issuer of the Notes.

What is the current conversion rate of the Notes? (Page 13)

•	The Notes are currently convertible into shares of Akamai’s common stock. Upon conversion, you would receive 8.6603 shares of common stock for every $1,000 principal amount of the Notes. This conversion rate is equivalent to a conversion price of approximately $115.47 per share. On February 9, 2004, the last reported sale price on the NASDAQ National Market for Akamai’s common stock was $15.22 per share.

•	The right to convert your Notes expires at the close of business on July 1, 2007, unless we have previously redeemed or repurchased your Notes. Your right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that Note, unless we default in making the payment due upon redemption or repurchase.

What is the ranking of the Notes? (Page 13)

•	The Notes are subordinate in right of payment to all of our existing and future senior debt, as defined in the indenture governing the Notes. The Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries. The indenture does not restrict the amount of senior debt or other indebtedness that we or any of our subsidiaries can incur. As of December 31, 2003, we had indebtedness of approximately $228.3 million which constituted senior debt. Our senior debt includes our recently issued $200.0 million in aggregate principal amount of our 1.0% Convertible Senior Notes due 2033. As of December 31, 2003, our subsidiaries had outstanding liabilities and other obligations of approximately $3.7 million.

Do holders have any rights to require Akamai to repurchase the Notes? (Page 13)

•	If a fundamental change, as defined in the indenture governing the Notes, occurs in the future, you would have the right, at your option, to require us to repurchase in cash all of your Notes. The repurchase price would be 100% of the principal amount of the Notes to be repurchased, together with interest accrued to the repurchase date.

What are the redemption provisions of the Notes? (Page 13)

•	Since July 3, 2003, we have had the right to redeem the Notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is 103.143% for the period beginning July 3, 2003 and ending June 30, 2004 and is as follows for the 12-month periods beginning on July 1 of the following years:

Year	Redemption Price

2004	102.357%
2005	101.571%
2006	100.786%

and 100% of the principal amount on and after July 1, 2007. In each case, upon any redemption we would also be required to pay accrued interest to the redemption date. The indenture requires us to give notice of redemption not more than 60 and not less than 30 days before any redemption date.

What are the interest payment provisions of the Notes? (Page 13)

•	Interest on outstanding Notes is paid on January 1 and July 1 of each year at an annual rate of 5 1/2% of the principal amount of the Notes. Unless there is a default in payment of the Purchase Price, interest on any Notes purchased by Akamai pursuant to this Offer will cease to accrue on the date of payment for the purchased Notes.

AVAILABLE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any document that we file at the SEC public reference room in Washington, D.C. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available on the SEC’s Website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

      We are incorporating by reference in this Offer to Purchase some of the information that we file with the SEC, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Offer to Purchase. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 as filed with the SEC on March 28, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 as filed with the SEC on May 15, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 as filed with the SEC on August 14, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 as filed with the SEC on November 13, 2003;

•	Our Current Report on Form 8-K dated December 9, 2003 as filed with the SEC on December 9, 2003;

•	Our Current Report on Form 8-K dated December 12, 2003 as filed with the SEC on December 16, 2003;

•	Our Current Report on Form 8-K dated January 7, 2004 as filed with the SEC on January 8, 2004; and

•	Our Current Report on Form 8-K dated January 29, 2004 as filed with the SEC on February 2, 2004.

      Pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have filed with the SEC a Tender Offer Statement on Schedule TO which contains additional information with respect to the Offer. We will file an amendment to the Schedule TO to incorporate by reference into the Offer to Purchase all documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Expiration Date. We will provide without charge to each person, including any beneficial owner of Notes, upon written or oral request of such person, a copy of any and all of the documents referred to above that have been or may be incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference herein), and the indenture governing the Notes. Requests for such copies should be directed to the Information Agent at the address below.

Citigate Financial Intelligence

850 Third Avenue
11th Floor
New York, NY 10022

(201) 499-3500 (Call Collect)

or
(877) 746-3583 (Toll Free)

FORWARD-LOOKING STATEMENTS

      This Offer to Purchase may contain or incorporate by reference certain forward-looking statements. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. All of these forward-looking statements are based on estimates and assumptions made by our management that, although we believe to be reasonable, are inherently uncertain. Therefore, you should not place undue reliance upon such estimates and statements. We cannot assure you that any of such estimates or statements will be realized and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Factors that may cause such differences include:

•	volatility and changes in our revenues;

•	restrictions on our operations due to, and the effect of, our significant leverage;

•	unplanned interruption of networks that deliver Internet content;

•	insufficient transmission capacity provided to us by third-party telecommunications network providers;

•	increases in our cost of borrowings or inability or unavailability of additional debt or equity capital;

•	increased competition;

•	inability to protect intellectual property rights;

•	risks associated with international operations;

•	retention of key employees;

•	litigation;

•	changes in Internet-related laws;

•	increased costs, including increased capital expenditures as a result of necessary technological enhancements; and

•	changes in general economic conditions in the markets in which we compete.

      Many of these factors are beyond our control. Forward-looking statements contained herein speak only as of the date hereof. Except for our obligations under Rule 13e-4(c)(3) and Rule 13e-4(e)(3) of the Exchange Act to disclose any material changes in the information previously disclosed to holders of Notes, we undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For further information or other factors that could affect our financial results and such forward-looking statements, see our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 as filed with the SEC on November 13, 2003.

THE OFFER

1.	Purpose of the Offer

      Akamai is making the Offer to reduce the principal amount of its outstanding indebtedness and its ongoing debt service obligations. Any Notes accepted for payment by Akamai in the Offer will be cancelled and retired promptly following the delivery of such Notes to Akamai.

2.	Terms of the Offer

      Offer and Purchase Price; Modified Dutch Auction Procedure. Upon the terms and subject to the conditions of the Offer (including, if the Offer is amended or extended, the terms and conditions of any amendment or extension), Akamai is offering to purchase for cash, up to $101,000,000 aggregate principal amount of outstanding Notes at a price not greater than $1,005 nor less than $1,000 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of payment. Akamai will determine the exact price to be paid for the Notes purchased in the Offer using the “Modified Dutch Auction” procedure described below. Interest on the Notes accrues at a daily rate of approximately $0.15278 for each $1,000 principal amount of Notes.

      The lowest price in the price range listed above ($1,000) is referred to as the “Minimum Offer Price” for the Notes. The highest price in the price range listed above ($1,005) is referred to as the “Maximum Offer Price” for the Notes. The maximum aggregate principal amount of Notes that may be purchased in the Offer ($101,000,000) is referred to as the “Offer Amount.”

      Under the “Modified Dutch Auction” procedure, Akamai will determine a single purchase price not greater than the Maximum Offer Price or less than the Minimum Offer Price per $1,000 principal amount of Notes, that, subject to the terms and conditions of the Offer, Akamai will pay for Notes validly tendered and not withdrawn pursuant to the Offer, taking into account the principal amount of Notes so tendered and the prices specified by tendering holders. Akamai will select the Purchase Price, which is the single lowest price specified by tendering holders that will enable Akamai to purchase the Offer Amount or, if less than the Offer Amount is validly tendered (and not withdrawn), all Notes so tendered and not withdrawn. Akamai will pay the same Purchase Price for all Notes validly tendered (and not withdrawn) at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms of the Offer. Only Notes validly tendered at prices at or below the Purchase Price determined by Akamai, and not withdrawn, will be subject to purchase pursuant to the Offer.

      Any Notes tendered but not purchased pursuant to the Offer, including Notes not purchased because of proration and Notes tendered pursuant to the Offer at prices greater than the Purchase Price, will be returned to the tendering holders (unless otherwise instructed in the relevant Letter of Transmittal) at Akamai’s expense promptly following the earlier of the Expiration Date or the date on which the Offer is terminated or, in the case of book-entry notes, maintained in the name of the tendering holder at DTC. All Notes not purchased, as well as any Notes not tendered or timely withdrawn, will remain outstanding with their existing rights.

      The Offer Amount is approximately 50% of the aggregate outstanding principal amount of Notes. The aggregate principal amount of Notes outstanding as of February 10, 2004, was $201.0 million.

      Proration. If the principal amount of Notes validly tendered (and not withdrawn) on or prior to the Expiration Date at or below the Purchase Price exceeds the Offer Amount, Akamai will accept for payment the Notes that are validly tendered (and not withdrawn) at or below the Purchase Price on a pro rata basis from among such Notes. In all cases, Akamai will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

      Any principal amount of Notes tendered but not purchased pursuant to the Offer, including Notes tendered pursuant to the Offer at prices greater than the Purchase Price and Notes not purchased because of proration, will be returned to the tendering holders at Akamai’s expense (or, in the case of Notes tendered by book-entry transfer, those Notes will be credited to the account maintained at DTC from which those Notes were delivered) unless otherwise requested by such holder under “Special Delivery Instructions” in the Letter of Transmittal, promptly following the Expiration Date or termination of the Offer.

      If proration of tendered Notes is required, Akamai will determine the final proration factor as soon as practicable after the Expiration Date. Although Akamai does not expect to be able to announce the final proration results until approximately three business days after the Expiration Date, Akamai will announce preliminary results of proration by press release as soon as practicable after the Expiration Date. Holders may obtain this preliminary proration information from either the Information Agent or the Dealer Manager. Rule 14e-1(c) under the Exchange Act requires that Akamai pay the consideration offered or return the Notes deposited pursuant to the Offer promptly after the termination or withdrawal of such Offer.

      Conditions. The Offer does not have a minimum tender condition. Akamai’s obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon the satisfaction of the conditions set forth in Section 10, “Conditions to the Offer.” If on the Expiration Date any or all of these conditions shall not have been satisfied, Akamai reserves the right (but will not be obligated), subject to applicable law, to:

•	terminate the Offer;

•	extend or otherwise amend the Offer in any respect by giving oral (confirmed in writing) or written notice of such extension or amendment to the Depositary and making public disclosure of such extension or amendment to the extent required by law; or

•	waive any or all of the conditions and, subject to compliance with applicable rules and regulations of the SEC, purchase Notes validly tendered and not withdrawn pursuant to the Offer.

      Expiration of the Offer. The Offer will expire at 9:00 a.m., Eastern time, on March 10, 2004, unless extended by Akamai (such time and date with respect to the Offer, as it may be extended, is referred to as the “Expiration Date”).

      Amendment; Extension; Waiver; Termination. Akamai expressly reserves the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 10, “Conditions to the Offer,” shall have occurred or shall have been determined by Akamai to have occurred:

•	to extend the period of time in which the Offer is open and thereby delay the acceptance of any Notes by giving oral (confirmed in writing) or written notice of the extension to the Depositary;

•	to amend the Offer in any respect by giving oral (confirmed in writing) or written notice of such amendment to the Depositary; and

•	to terminate the Offer without purchasing any Notes.

We will follow any extension, amendment or termination as promptly as practicable with a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release through the Dow Jones News Service.

      There can be no assurance that Akamai will exercise its right to extend or amend the Offer. Irrespective of any amendment to the Offer, all Notes previously tendered pursuant to the Offer (and not withdrawn) will remain subject to the Offer and may be accepted thereafter for payment by Akamai.

      If Akamai makes a material change in the terms of the Offer or the information concerning the Offer, or if Akamai waives a material condition of the Offer, Akamai will disseminate additional materials relating to the Offer and extend the Offer to the extent required by law. In addition, Akamai may, if it deems appropriate, extend the Offer for any other reason. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is increased or decreased, the Offer will remain open for at least 10 business days from the date Akamai’s notice of such increase or decrease is first published, sent or given to holders of Notes subject to the Offer.

      If for any reason the acceptance for payment of, or (whether before or after any Notes have been accepted for payment pursuant to the Offer) the payment for, Notes subject to the Offer is delayed or if

Akamai is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to Akamai’s rights under the Offer, tendered Notes may be retained by the Depositary on behalf of Akamai and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer and to the holder’s right to withdraw tendered Notes as described in Section 8, “Withdrawal of Tenders”).

      Rule 13e-4 promulgated under the Exchange Act generally prohibits Akamai and its affiliates from purchasing Notes other than pursuant to the Offer, until at least 10 business days after the expiration or termination of the Offer. In addition, Rule 14e-5 promulgated under the Exchange Act generally prohibits Akamai and the Dealer Manager and their affiliates from purchasing the Notes during the Offer other than pursuant to the Offer. Subject to Rule 13e-4 and Rule 14e-5, Akamai expressly reserves the right, in its sole discretion, from time to time to purchase any Notes that are not tendered or accepted in the Offer, through open market purchases, privately negotiated transactions, subsequent tender offers, exchange offers, pursuant to the terms of the Notes or otherwise, upon terms that may or may not differ materially from the terms of the Offer.

      In addition to being limited by Rule 14e-1(c) under the Exchange Act, Akamai’s reservation of the right to delay payment for Notes which it has accepted for payment pursuant to the Offer, is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities tendered pursuant to a tender offer promptly after termination or withdrawal of that tender offer.

      If Akamai materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition to the Offer, Akamai will disseminate additional information and extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act.

3.     Certain Significant Considerations

      You should carefully consider the following considerations, in addition to the other information described elsewhere or incorporated by reference in this Offer to Purchase and Letter of Transmittal, before deciding whether to tender Notes pursuant to the Offer.

      No Recommendations Concerning the Offer. None of Akamai, its Board of Directors, the Dealer Manager, the Information Agent or the Depositary or any of their respective affiliates makes any recommendation to any holder whether to tender or refrain from tendering any or all of such holder’s Notes, and none of them has authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in the Offer, consult their own investment, legal and tax advisors and make their own decisions whether to tender Notes, and, if they decide to tender Notes, the principal amount of Notes to tender and the price at which to tender.

      The Trading Market for the Notes May Be Adversely Affected by the Offer. There is no established reporting system or trading market for trading in the Notes. We believe that the Notes are currently traded over-the-counter. However, we do not believe that there is a practical way to determine the trading history of the Notes. We believe that trading in the Notes has been limited and sporadic. Following the consummation of the Offer, we expect that Notes not purchased in the Offer will continue to be traded over-the-counter; however, we anticipate that the smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a greater float. Consequently, our purchase of Notes pursuant to the Offer will reduce the float and may negatively impact the liquidity, market value and price volatility of the Notes that remain outstanding following the Offer. We cannot assure you that a market will exist for the Notes following the Offer. The extent of the public market for the Notes following consummation of the Offer will depend upon, among other things, the number of holders of Notes remaining at such time and the interest in maintaining a market in such Notes on the part of securities firms.

      Akamai Has Substantial Existing Indebtedness. At December 31, 2003, the outstanding amount of indebtedness (excluding trade payables, accrued liabilities and taxes) of Akamai and its subsidiaries was approximately $412 million.

      The Notes are subordinated in right of payment to all of Akamai’s existing and future senior debt (as defined in the indenture governing the Notes). The Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries. The indenture does not restrict the amount of senior debt or other indebtedness that we or any of our subsidiaries can incur. As of December 31, 2003, we had indebtedness of approximately $228.3 million which constituted senior debt. Our senior debt includes our recently issued $200.0 million in aggregate principal amount of our 1.0% Convertible Senior Notes due December 15, 2033. As of December 31, 2003, our subsidiaries had outstanding liabilities and other obligations of approximately $3.7 million.

      Akamai will continue to have substantial indebtedness after the Offer is consummated. The amount of Akamai’s indebtedness and restrictions contained in the indenture governing the Notes and the indenture governing the new 1.0% Convertible Senior Notes due December 15, 2033 may limit Akamai’s ability to effect future financings in the event Akamai should deem it necessary or desirable to raise additional capital. Furthermore, there can be no assurance that Akamai will have sufficient earnings, access to liquidity or cash flow in the future to meet its debt service obligations under the Notes that remain outstanding following consummation of the Offer or the 1.0% Convertible Senior Notes due December 15, 2033.

      For additional information about Akamai’s indebtedness, capitalization and financial condition, see Akamai’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 and the other information incorporated by reference herein. See “Available Information” and “Incorporation of Documents by Reference.”

      Akamai May Realize Cancellation of Indebtedness Income. The purchase of Notes pursuant to the Offer will result in cancellation of indebtedness income for U.S. federal income tax purposes to Akamai to the extent that the cash paid is less than the adjusted issue price (as defined for U.S. federal income tax purposes) of the Notes that are purchased. Akamai believes that any such cancellation of indebtedness income will be largely offset by net operating loss deductions available to Akamai.

      Consummation of the Offer Is Subject to Conditions. Each of the conditions to the Offer is described in more detail in Section 10, “Conditions to the Offer.” There can be no assurance that such conditions will be met or waived or that, in the event the Offer is not consummated, the market value and liquidity of the Notes will not be materially adversely affected.

4.     Information Concerning Akamai

      General. Akamai provides services and software that enable enterprises and government agencies to extend and control their e-business infrastructure. Our services are designed to enable enterprises and government agencies to extend the reach of their e-business infrastructures by ensuring high levels of availability, reliability and performance for their business processes. Through our extensive distributed computing platform, we offer our customers reliable information flow and robust, confident control of information enabling the secure delivery of networked information and applications. Our services are built upon our globally distributed platform for content, streaming media and applications delivery, which is comprised of more than 14,000 servers within over 1,100 networks in 71 countries.

      Our technology originated from research that our founders began developing at the Massachusetts Institute of Technology, or MIT, in 1995. In 1999, we began selling our content delivery services under the name FreeFlow. Later that year, we added streaming media delivery services to our portfolio and introduced traffic management services that allow customers to monitor traffic patterns on their websites both on a continual basis and for specific events. In 2000, we began offering a software solution that identifies the geographic location and network origin from which end users access our customer’s websites, enabling content providers to customize content without compromising user privacy. In 2001, we commenced commercial sales of our EdgeSuite offering, a suite of services that allows for high-performance and dynamic delivery of web content and applications to end users, wherever they are located globally. These services include content and application delivery, content targeting and personalization, business intelligence and streaming media. In 2003, we launched our EdgeComputing offering which extends our technology to customer applications. The EdgeComputing service allows enterprises to extend more of their applications into the network, closer to end users, including customers, partners, suppliers and employees.

      Our services are easy to implement and are highly scalable. Historically, our FreeFlow customers selected bandwidth-intensive content, typically media-rich, non-text objects such as photographs, banner advertisements and graphics, for delivery over our platform. With the introduction of our EdgeSuite service, customers may dynamically deliver a broader range of content and applications — such as customer relationship management tools, pay-per-view video, software updates and entire websites — over our platform.

      The technology underlying our EdgeSuite and EdgeComputing services enables us to locate applications and content geographically closer to end users. By moving electronic content and applications closer to our customers’ end users, our services allow enterprises to improve the end-user experience, boost reliability and scalability and reduce the cost of their e-business infrastructure. We believe that our EdgeSuite offering is the only service available in the industry capable of providing the benefits of distributed performance to an enterprise’s entire website and all aspects of its applications. Our EdgeSuite service reduces the amount of information technology infrastructure required by our customers to maintain a global Internet presence. Site owners maintain a control copy of their applications and content, and our EdgeSuite service provides global delivery, load balancing and storage, thereby enabling businesses to focus valuable resources on strategic matters, rather than tactical infrastructure issues.

      Common Stock Market Price Information. Currently, the Notes are convertible into 8.6603 shares of Akamai’s common stock for each $1,000 principal amount of the Notes. This is equivalent to a conversion price of approximately $115.47 per share. Akamai’s common stock is listed on the NASDAQ National Market under the symbol “AKAM.” Public trading of Akamai’s common stock commenced on October 29, 1999. Prior to that, there was no public market for Akamai’s common stock. The following table sets forth, for the periods indicated, the high and low sales price per share of Akamai’s common stock on the NASDAQ National Market (listed from October 29, 1999 to September 2, 2002 and since May 5, 2003) and the NASDAQ SmallCap Market (listed from September 3, 2002 through May 2, 2003):

	High	Low

Year Ended December 31, 2002
First Quarter	$6.34	$3.05
Second Quarter	$4.44	$0.76
Third Quarter	$1.55	$0.75
Fourth Quarter	$2.75	$0.56
Year Ended December 31, 2003
First Quarter	$1.96	$1.18
Second Quarter	$5.93	$1.36
Third Quarter	$5.90	$3.22
Fourth Quarter	$14.20	$4.21
Year Ended December 31, 2004
First Quarter (through February 9, 2004)	$15.85	$10.74

      On February 9, 2004, the last reported sale price for the common stock on the NASDAQ National Market was $15.22 per share.

      Akamai has never paid or declared any cash dividends on shares of its common stock or other securities and does not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business.

5.     Description of the Notes and Related Matters

      The following description of the Notes is qualified by a more complete description contained under the caption “Description of Convertible Notes” in the prospectus filed pursuant to Rule 424(b)(3) on December 15, 2000 (Registration No. 333-45696) and by the Indenture, copies of which are available, without charge, from the Information Agent. You may also obtain a copy without charge, from the SEC as described above under the heading “Available Information.”

      In June 2000, Akamai issued $300.0 million in aggregate principal amount of Notes under an Indenture (the “Indenture”), dated as of June 20, 2000, between Akamai and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as Trustee (the “Trustee”). The Notes are unsecured obligations of Akamai, subordinated in right of payment to all of its existing and future Senior Debt (as defined in the Indenture). Notes not tendered and purchased in the Offer will remain outstanding. The terms and conditions governing the Notes, including the covenants and other protective provisions contained in the Indenture, will remain unchanged. No amendment to the Indenture is being sought.

      Principal Amount of Notes Outstanding. As of February 10, 2004, there was $201.00 million in aggregate principal amount of Notes outstanding.

      CUSIP Numbers. The CUSIP numbers for the Notes are: 00971T AA 9, 00971T AB 7 and 00971T AC 5. The CUSIP numbers referenced above have been assigned by Standard & Poor’s Corporation and are included solely for the convenience of holders of the Notes. Akamai, the Depositary, the Dealer Manager and the Information Agent shall not be responsible for the selection or use of these CUSIP numbers, and no representation is made as to their correctness on the Notes or as indicated in any Offer to Purchase or Letter of Transmittal.

      Interest. The Notes which remain outstanding after consummation of this Offer will continue to accrue interest until the date of maturity, July 1, 2007, or until the principal of the Notes has been paid, unless the Notes are earlier redeemed or repurchased. The Notes bear an interest rate of 5 1/2% per year, payable on January 1 and July 1 of each year, to record holders of the Notes as of the preceding December 15 and June 15.

      Subordination. The Notes are subordinate in right of payment to all of Akamai’s existing and future Senior Debt. The Notes are structurally subordinated to the indebtedness and other liabilities of Akamai’s subsidiaries. The Indenture does not restrict the amount of Senior Debt or other indebtedness that Akamai or any of its subsidiaries can incur. As of December 31, 2003, Akamai had indebtedness of approximately $228.3 million, which constituted Senior Debt. Akamai’s Senior Debt includes its recently issued $200.0 million in aggregate principal amount of its 1.0% Convertible Senior Notes due December 15, 2033. Furthermore, as of December 31, 2003, Akamai’s subsidiaries had outstanding liabilities and other obligations of approximately $3.7 million.

      Redemption. The Notes which remain outstanding after consummation of this Offer will continue to be subject to Akamai’s right to redeem the Notes. Since July 3, 2003, Akamai has had the right to redeem the Notes, in whole or in part, at Akamai’s option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is 103.143% for the period beginning July 3, 2003 and ending June 30, 2004 and is as follows for the 12-month periods beginning on July 1 of the following years:

Year	Redemption Price

2004	102.357%
2005	101.571%
2006	100.786%

and 100% of the principal amount on and after July 1, 2007. In each case, upon any redemption Akamai would also be required to pay accrued interest to, but excluding, the redemption date. The Indenture requires Akamai to give notice of redemption not more than sixty and not less than thirty days before any redemption date.

      Conversion. The Notes are currently convertible into 8.6603 shares of Akamai’s common stock for each $1,000 principal amount of the Notes (the “Conversion Amount”). This conversion rate is equivalent to a conversion price of approximately $115.47 per share. A holder may convert the Notes into the Conversion Amount, subject to certain antidilution adjustments, at any time prior to the close of business on July 1, 2007. In order to convert the Notes, a holder must present the Notes and a conversion notice meeting the requirements of the Indenture to the Trustee at: U.S. Bank National Association, Corporate Trust Services, 225 Asylum Street, 23rd Floor, Hartford, Connecticut 06103.

      Right to Require Repurchase Upon Fundamental Change. Following a Fundamental Change (as defined in the Indenture), each holder of Notes would have the right, at such holder’s option, to require Akamai to repurchase all of such holder’s Notes or any portion of such holder’s Notes that is equal to $1,000 or any greater integral multiple of $1,000 at a price equal to 100% of the principal amount of the Notes, plus interest accrued and unpaid to the repurchase date.

      Registration Rights. In connection with the issuance of the Notes in June 2000, Akamai entered into a Registration Rights Agreement with the initial purchasers of the Notes. As required by this agreement, Akamai filed, and the SEC declared effective, a shelf registration statement under the Securities Act of 1933, as amended, registering the resale of the Notes and the common stock issuable upon conversion of the Notes. Akamai has continued to maintain the effectiveness of this shelf registration statement.

      Recent Purchases of Notes by Akamai. During the sixty days preceding the date of this Offer to Purchase, Akamai entered into the following privately negotiated transactions to repurchase Notes for cash:

				Purchase Price Paid
	Aggregate Principal			by Akamai per
	Amount of Notes	Aggregate Purchase		$1,000 Principal
Date of Transaction	Purchased	Price Paid by Akamai		Amount of Notes

December 23, 2003	$74,000,000	$73,909,555.56	(1)	$998.77	(1)
January 2, 2004	$5,000,000	$5,000,763.89	(2)	$1,000.15	(2)
January 5, 2004	$10,000,000	$10,006,111.11	(2)	$1,000.61	(2)
January 8, 2004	$10,000,000	$10,010,694.43	(2)	$1,001.07	(2)

(1)	On January 1, 2004, the holders of these Notes received the regularly scheduled interest payment for such Notes (the record date for which was on December 15, 2003).

(2)	Includes accrued and unpaid interest to, but not including, the date of payment.

6.     Acceptance of Notes for Payment; Accrual of Interest

      Acceptance of Notes for Payment. Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Akamai will accept for payment, and thereby purchase, all Notes validly tendered (and not withdrawn) at or below the Purchase Price pursuant to the Offer, on or prior to the Expiration Date, subject to proration.

      If the amount of Notes validly tendered (and not withdrawn) on or prior to the Expiration Date at or below the Purchase Price exceeds the Offer Amount then Akamai will accept for payment Notes that are validly tendered (and not withdrawn) at or below the Purchase Price on a pro rata basis from among the Notes tendered at or below the Purchase Price. In all cases, Akamai will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000.

      Akamai will be deemed to have accepted for payment pursuant to the Offer and thereby have purchased, Notes validly tendered (and not withdrawn), or defectively tendered Notes with respect to which we have, in our discretion, waived such defect, that are subject to the Offer, if, as and when Akamai gives oral (confirmed in writing) or written notice to the Depositary of Akamai’s acceptance of such Notes for purchase pursuant to the Offer. We will announce our acceptance of tendered Notes, the Purchase Price and preliminary results of proration, if necessary, by press release as soon as practicable after the Expiration Date. We will pay the Purchase Price for all Notes accepted for payment promptly after the acceptance of tendered Notes. In all cases, payment for Notes purchased pursuant to the Offer will be made by deposit in immediately available funds of the Purchase Price for the tendered Notes with the Depositary, which will act as agent for tendering holders for the purpose of receiving payments from Akamai and transmitting such payments to such holders.

      Akamai expressly reserves the right, in its sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of, or payment for, Notes if necessary to obtain any required governmental approval. See Section 10, “Conditions to the Offer.” In all cases, payment of consideration by the Depositary to holders of Notes accepted for purchase pursuant to an Offer will be made only after timely receipt by the Depositary of:

•	certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the Depositary’s account at DTC pursuant to the procedures set forth under Section 7, “Procedures for Tendering Notes”;

•	a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or a properly transmitted Agent’s Message; and

•	any other documents required by the Letter of Transmittal.

      If the Offer is terminated or withdrawn, or the Notes subject to the Offer are not accepted for payment, no consideration will be paid or payable to holders of those Notes. If any tendered Notes are not purchased pursuant to the Offer for any reason or certificates are submitted evidencing more Notes than are tendered in the Offer, the Notes not purchased will be returned, to the tendering holder at Akamai’s expense (or, in the case of Notes tendered by book-entry transfer, those Notes will be credited to the account maintained at DTC from which those Notes were delivered) unless otherwise requested by such holder under “Special Delivery Instructions” in the Letter of Transmittal, promptly following the Expiration Date or termination of the Offer.

      Tendering holders who hold Notes registered in their own names and who tender their Notes directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Notes by Akamai pursuant to the Offer. Akamai will pay all fees and expenses of the Dealer Manager, the Depositary and the Information Agent in connection with the Offer.

      Accrual of Interest. Holders whose Notes are accepted for payment pursuant to the Offer will receive a cash payment of accrued but unpaid interest on such Notes to, but not including, the date of payment.

      Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the holders of purchased Notes or otherwise.

7.     Procedures for Tendering Notes

      The method of delivery of Notes and the Letter of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC, and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the tendering holder and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary, which must be on or prior to the Expiration Date. If delivery is by mail, we suggest that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Notes may be tendered and will be accepted for purchase only in denominations of $1,000 principal amount and integral multiples thereof.

      Specification of Purchase Price. In accordance with the instructions contained in the Letter of Transmittal, holders desiring to tender their Notes in the Offer must properly indicate either:

•	in the section therein captioned “Price at Which Notes are Being Tendered,” the price (in multiples of $2.50 per $1,000 principal amount) at which Notes are being tendered, within the range specified above for such Notes; or

•	not specify a price, in which case the holder will be deemed to have specified the Minimum Offer Price in respect of such Notes being tendered.

      In accordance with the instructions contained in the Letter of Transmittal, holders may tender different portions of the principal amount of their Notes at different prices. However, a holder may not specify prices for an aggregate principal amount of Notes in excess of the aggregate principal amount of Notes tendered by such holder. The same Notes cannot be tendered at more than one price. To tender Notes properly, only one price within the price range (or no price) must be specified in the appropriate section in the Letter of Transmittal.

      Tendering Without Specifying a Price. As described above, a holder may tender Notes in the Offer without specifying a tender price in respect of any or all of that holder’s Notes. Holders who have tendered Notes in the Offer without specifying an offer price and whose Notes are accepted will receive the Purchase Price, subject to any proration.

      Tender of Notes. The tender by a holder of Notes pursuant to the Offer, pursuant to one of the procedures set forth below, and the subsequent acceptance of such tender by Akamai, will constitute a binding agreement between such holder and Akamai with respect to the Offer in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

      Tender of Notes Held in Physical Form. To tender Notes held in physical form properly pursuant to the Offer, a properly completed Letter of Transmittal (or a manually signed facsimile thereof) duly executed by the holder thereof, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and certificates representing such Notes must be received by the Depositary at such address on or prior to the Expiration Date. Letters of Transmittal and Notes should be sent only to the Depositary and should not be sent to Akamai, the Dealer Manager or the Information Agent.

      If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal, then, in order to tender such Notes pursuant to the Offer, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name(s) of such holder(s) appear(s) on the Notes, with the signature(s) on the Notes or instruments of transfer guaranteed as provided below and in the Letter of Transmittal.

      Tender of Notes Held Through a Custodian. Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes pursuant to the Offer should contact such registered holder promptly and instruct such registered holder to tender Notes on such beneficial owner’s behalf. Materials provided along with this Offer to Purchase may be used by a beneficial owner in this process to instruct the registered holder to tender Notes. If such beneficial owner wishes to tender such Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Notes, either make appropriate arrangements to register ownership of the Notes in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

      Tender of Notes Held Through DTC. To tender effectively Notes that are held through DTC, DTC participants should either:

•	properly complete and duly execute the Letter of Transmittal (or a manually signed facsimile thereof), together with any other documents required by the Letter of Transmittal, and mail or deliver the Letter of Transmittal and such other documents to the Depositary; or

•	electronically transmit their acceptance through ATOP (and thereby tender Notes), for which the transaction will be eligible.

      Upon receipt of such holder’s acceptance through ATOP, DTC will credit the Depositary’s account and verify the acceptance and send an Agent’s Message to the Depositary for its acceptance. Delivery of tendered Notes may be made to the Depositary pursuant to the book-entry delivery procedures set forth below, or the tendering DTC participant may comply with the guaranteed delivery procedures set forth below.

      Except as provided below, unless the Notes being tendered are deposited with the Depositary and accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted Agent’s Message on or prior to the Expiration Date, Akamai may, at its option, reject such tender. Payment for the Notes will be made only against deposit of the tendered Notes and delivery of any other required documents.

      Book-Entry Delivery Procedures. The Depositary will establish accounts with respect to the Notes at DTC for purposes of the Offer. Any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Depositary’s account in accordance with DTC’s procedures for such transfer.

      Although delivery of Notes may be effected pursuant to the Offer through book-entry transfer into the Depositary’s account at DTC, a Letter of Transmittal or an Agent’s Message and any other documents required by the Letter of Transmittal, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with, to receive payment for tendered Notes. Holders desiring to tender Notes should also note that such holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC. Delivery of documents to DTC does not constitute delivery to the Depositary.

      The confirmation of a book-entry transfer into the Depositary’s account at DTC as described above is referred to as a “Book-Entry Confirmation.” The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the Notes and that such participants have received the Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal and Akamai may enforce such agreement against such participants.

      Notwithstanding any other provision of the Offer, payment for Notes tendered and accepted for payment pursuant to the Offer will, in all cases, be made only after receipt by the Depositary of the tendered Notes (or Book-Entry Confirmation, including by means of an Agent’s Message, of the transfer of such Notes into the Depositary’s account at DTC as described above), and a Letter of Transmittal (or facsimile copy thereof) or Agent’s Message with respect to such Notes, properly completed and duly executed, with any other documents required by the Letter of Transmittal.

      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if the Notes tendered are tendered and delivered:

•	by a registered holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed the boxes entitled “Special Payment Instructions” or “Special Delivery Instructions” on the Letter of Transmittal; or

•	for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or another “Eligible Guarantor Institution” as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”).

If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the signature on the Letter of Transmittal accompanying the tendered Notes must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program (a “Medallion Signature Guarantor”). See the Instructions to the Letter of Transmittal.

      Mutilated, Lost, Stolen or Destroyed Certificates. If a holder desires to tender Notes, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such holder should contact the Trustee at: U.S. Bank National Association, Corporate Trust Services, 225 Asylum Street, 23rd Floor, Hartford, Connecticut 06103, by telephone at (860) 241- 6859 or by facsimile at (860) 241-6881 to receive information about the procedures for obtaining replacement certificates for Notes. We encourage you to contact the Trustee immediately in order to permit timely processing of the documentation that may be required to replace mutilated, lost, stolen or destroyed certificates.

      Guaranteed Delivery. If a holder desires to tender Notes pursuant to the Offer and:

•	certificates representing that holder’s Notes are not immediately available;

•	time will not permit the holder’s Letter of Transmittal, certificates representing Notes and all other required documents to reach the Depositary on or prior to the Expiration Date; or

•	the procedures for book-entry transfer (including delivery of an Agent’s Message) cannot be completed on or prior to the Expiration Date,

the holder may nevertheless tender Notes with the effect that the tender will be deemed to have been received on or prior to the Expiration Date if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	prior to the Expiration Date, the Depositary has received from such Eligible Institution, at the address of the Depositary set forth on the back cover of this Offer to Purchase, a properly completed and duly executed Notice of Guaranteed Delivery (by telegram, facsimile transmission, mail or hand delivery)

substantially in the form provided by us, setting forth the name(s) and address(es) of the holder(s) and the principal amount at maturity of Notes being tendered, and stating that the tender is being made thereby and guaranteeing that, within three business days after the date of the Notice of Guaranteed Delivery, a properly completed and executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message) and certificates evidencing the Notes (or confirmation of book-entry transfer of such Notes into the Depositary’s account with DTC), and any other documents required by the Letter of Transmittal and the Instructions thereto, will be deposited by such Eligible Institution with the Depositary; and

•	the certificates for the tendered Notes, in proper form for transfer (or a Book-Entry Confirmation of the transfer of such Notes into the Depositary’s account at DTC as described above), together with a Letter of Transmittal (or manually signed facsimile thereof) properly completed and duly executed, with any signature guarantees and any other documents required by the Letter of Transmittal or a properly transmitted Agent’s Message, are received by the Depositary within three business days after the date of execution of the Notice of Guaranteed Delivery.

      Under no circumstances will the Purchase Price bear any interest by reason of any delay in making payment to any person using the guaranteed delivery procedures. The Purchase Price for Notes tendered pursuant to the guaranteed delivery procedures will be the same as that for Notes delivered to the Depositary prior to the Expiration Date. In the event that the Offer is oversubscribed and Notes are tendered pursuant to the guaranteed delivery procedures, the determination of the final proration factor will be delayed until after the settlement of tenders made by Notice of Guaranteed Delivery.

      Effect of the Letter of Transmittal. Subject to and effective upon the acceptance for purchase of and payment for Notes tendered thereby, by executing and delivering a Letter of Transmittal (or in the case of a book-entry transfer, by transmitting an Agent’s Message), a tendering holder of Notes:

•	irrevocably sells, assigns and transfers to, or upon the order of, Akamai all right, title and interest in and to all the Notes tendered thereby; and

•	irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such holder (with full knowledge that the Depositary also acts as agent of Akamai) with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

•	deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of Akamai;

•	present such Notes for transfer on the security register for the Notes; and

•	receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have the rights to, or control over, funds from Akamai, except as agent of Akamai, for the Purchase Price for any Notes tendered pursuant to the Offer that are purchased by Akamai), all in accordance with the terms of the Offer.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Notes pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal) of all related documents will be determined by Akamai, in its sole discretion, which determination will be final and binding. Akamai reserves the absolute right to reject any or all tenders of any Notes determined by it not to be in proper form or if the acceptance of or payment for such Notes may, in the opinion of Akamai’s counsel, be unlawful. Akamai also reserves the absolute right, in its sole discretion, to waive any defect or irregularity in any tender with respect to Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. No tender will be deemed to have been validly made until all defects or irregularities in such tender have been cured or waived. Any defect or irregularity in connection with tenders of Notes must be cured within such time as we determine, unless waived by us. None of Akamai, the Dealer Manager, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any tender of any Notes or notice of withdrawal or will incur any liability for failure to give any such notification.

      Akamai’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

      Backup Withholding. To prevent backup withholding, each tendering U.S. Holder of Notes must provide the Depositary, or must have previously provided to the authorized institution which is a participant in DTC, with such holder’s correct taxpayer identification number and certify that such holder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. A tendering Non-U.S. Holder should complete an Internal Revenue Service (“IRS”) Form W-8BEN, IRS Form W-8ECI, IRS Form W-8EXP or IRS Form W-8IMY, as the case may be, rather than a Substitute Form W-9, certifying its foreign status and thereby qualifying for an exemption from backup withholding. See Section 11, “U.S. Federal Income Tax Considerations.”

      Compliance with “Short Tendering” Rule. It is a violation of Rule 14e-4 under the Exchange Act, for a person, directly or indirectly, to tender Notes for his own account unless the person so tendering:

•	has a net long position equal to or greater than the aggregate principal amount of the Notes being tendered; and

•	will cause such Notes to be delivered in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

      A tender of Notes in the Offer under any of the procedures described above will constitute a binding agreement between the tendering holder and Akamai with respect to the Offer upon the terms and subject to the conditions of the Offer, including the tendering holder’s acceptance of the terms and conditions of the Offer, as well as the tendering holder’s representation and warranty that:

•	such holder has a net long position in the Notes being tendered pursuant to the Offer within the meaning of Rule 14e-4 under the Exchange Act; and

•	the tender of such Notes complies with Rule 14e-4.

      Please send all materials to the Depositary and not to Akamai, the Dealer Manager or the Information Agent.

      The method of delivery of the Letter of Transmittal, the Notes and all other required documents, including delivery through DTC and acceptance of an Agent’s Message transmitted through ATOP, is at the sole option and risk of the tendering holder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed for such documents to reach the Depositary.

8.     Withdrawal of Tenders

      You may withdraw your tendered Notes at any time prior to the Expiration Date but not thereafter, except as set forth below. In addition, you may withdraw your tendered Notes if Akamai terminates the Offer without purchasing any Notes. If Akamai terminates the Offer or does not purchase any Notes in the Offer, Akamai will instruct the Depositary to return your tendered Notes to you, or in the case of book-entry Notes, re-register your Notes to your account on their book-entry system promptly following the earlier of such termination or the Expiration Date, without cost or expense to you. You may also withdraw tendered Notes if we have not yet accepted them for payment, after April 6, 2004, which is 40 business days from the date of this Offer to Purchase. We will not pay any consideration in respect of Notes that are withdrawn from the Offer.

      If, for any reason whatsoever, acceptance for payment of, or payment for, any Notes tendered pursuant to the Offer is delayed (whether before or after Akamai’s acceptance for payment of Notes) or Akamai is unable to accept for payment or pay for the Notes tendered pursuant to the Offer, Akamai may (without prejudice to its rights set forth herein) instruct the Depositary to retain tendered Notes, and such Notes may not be withdrawn except in accordance with this Section 8 (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

      For a withdrawal of Notes tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal or a “Request Message” (as defined below) must be received by the Depositary prior to the Expiration Date or after April 6, 2004, if the Notes have not been accepted for payment, at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must:

•	specify the name of the person who tendered the Notes to be withdrawn;

•	contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes; and

•	be signed by the holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees) or be accompanied by (x) documents of transfer sufficient to have the Trustee or DTC, as the case may be, register the transfer of Notes into the name of the person withdrawing such Notes and (y) a properly completed irrevocable proxy that authorizes such person to effect such withdrawal on behalf of such holder.

The signature on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Notes have been tendered for the account of an Eligible Institution.

      In lieu of submitting a written or facsimile transmission notice of withdrawal, DTC participants may electronically transmit a request for withdrawal to DTC. DTC will then edit the request and send a Request Message to the Depositary. The term “Request Message” means a message transmitted by DTC and received by the Depositary, which states that DTC has received a request for withdrawal from a DTC participant and identifies the Notes to which such request relates. If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a timely and properly completed and presented notice of withdrawal or a Request Message is effective immediately upon receipt thereof, even if physical release is not yet effected.

      Any permitted withdrawal of tendered Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered. However, properly withdrawn Notes may be re-tendered, by again following one of the procedures described in Section 7, “Procedures for Tendering Notes,” at any time on or prior to the Expiration Date.

      If you tender your Notes in the Offer, you may convert your Notes into our common stock only if you withdraw your Notes prior to the time at which your right to withdraw has expired. As of the date of this Offer to Purchase, the Notes were convertible into shares of our common stock at a conversion rate of 8.6603 shares of Akamai common stock per $1,000 principal amount at maturity of Notes.

      All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by Akamai, in Akamai’s sole discretion (whose determination shall be final and binding). None of Akamai, the Dealer Manager, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or Request Message, or incur any liability for failure to give any such notification.

9.     Source and Amount of Funds

      The maximum amount of funds required by Akamai to purchase the Notes pursuant to the Offer is estimated to be approximately $101,505,000 plus approximately $1,188,152 in accrued interest assuming payment of the Notes purchased in the Offer is made on March 17, 2004. Akamai expects to fund its purchase of Notes hereunder from its cash on hand.

10.     Conditions to the Offer

      The Offer does not have as a condition that a minimum principal amount of Notes be tendered. Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) any rights Akamai may have to extend and/or amend the Offer, Akamai will not be required to accept for payment or pay for, and may delay the acceptance for payment of, or payment for, any tendered Notes, subject to the rules under the Exchange Act, and Akamai may terminate the Offer, if:

•	any statute, rule, regulation, judgment, order, stay, decree or injunction shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed to be applicable by any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, directly or indirectly, in Akamai’s reasonable good faith judgment, prohibiting preventing, restricting or delaying the consummation of the Offer including any such event that would make the Offer illegal;

•	Akamai has determined, in its reasonable good faith judgment, that the acceptance for payment of, or payment for, some or all of the Notes will violate, conflict with or constitute a breach of any order, statute, law, rule, regulation, executive order, decree or judgment of any court to which Akamai may be bound or subject;

•	there shall have occurred, in Akamai’s reasonable good faith judgment:

•	any downgrading in the rating of any of Akamai’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Securities Act), or any public announcement that any such organization has under surveillance or review its rating of any of Akamai’s debt securities (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating) or any announcement that Akamai has been placed on negative outlook;

•	any material adverse change in U.S. or international securities or financial markets or in currency exchange rates or exchange controls;

•	any material suspension or material limitation of trading in securities generally on the New York Stock Exchange or on the NASDAQ National Market, or any setting of minimum prices for trading on such exchange or in the over-the-counter market, or any suspension of trading of any of Akamai’s securities on any exchange or in the over-the-counter market;

•	any banking moratorium declared by U.S. federal or New York authorities;

•	any major disruption of settlements of securities or clearance services in the United States;

•	any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States, any declaration of war by Congress or any other national or international calamity or emergency;

•	any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States;

•	any significant adverse change in the market price of Akamai’s common stock; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a significant acceleration or worsening thereof;

•	the Trustee under the Indenture for the Notes shall have objected in any respect to, or taken any action that could, in Akamai’s reasonable good faith judgment, adversely affect the consummation of the Offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by Akamai in making the Offer or the acceptance of or payment for any of the Notes;

•	there shall have occurred or be likely to occur any event or series of events that, in Akamai’s reasonable good faith judgment:

•	prohibits, prevents, restricts or delays consummation of the Offer; or

•	materially and adversely affect the business, assets, condition (financial or otherwise), income, operations or prospects or stock ownership of Akamai and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of Akamai’s business;

•	a tender or exchange offer for any or all of the Notes (other than this Offer), or any merger, acquisition proposal, business combination, tender offer or other similar transaction with or involving Akamai has been proposed, announced or made by any person or has been publicly disclosed;

•	Akamai has learned that a person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of Akamai’s outstanding shares of common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of Akamai common stock; or

•	there shall have been filed by any person or group a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire Akamai or any shares of its common stock.

      The foregoing conditions are for the sole benefit of Akamai and may be asserted by Akamai regardless of the circumstances (other than circumstances due to any factor within the control of Akamai) giving rise to such condition or may be waived by Akamai in whole or in part at any time and from time to time in its sole discretion up to the Expiration Date. If Akamai chooses to waive one of the conditions to the Offer with respect to one holder of Notes, Akamai will waive that same condition to the Offer for all holders of Notes. If any condition to the Offer is not satisfied or waived by Akamai prior to the Expiration Date, Akamai reserves the right (but shall not be obligated), subject to applicable law, to:

•	terminate the Offer and return the tendered Notes to the tendering holders;

•	waive all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not withdrawn) prior to the Expiration Date;

•	extend the Offer and retain the Notes that have been tendered during the period for which the Offer is extended; or

•	amend the Offer.

Akamai’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any of its other rights and each such right will be deemed an ongoing right which Akamai may assert at any time and from time to time prior to the Expiration Date. Any determination by Akamai concerning the events described above will be final and binding upon all parties.

11.     U.S. Federal Income Tax Considerations

      The following is a general summary of material U.S. federal income tax consequences to holders of Notes upon the tender of Notes to Akamai pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). This summary is not a complete description of all the consequences of a tender pursuant to the Offer and, in particular, may not address U.S. federal income tax considerations applicable to holders of Notes subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Notes as part of a hedge, straddle or conversion transactions, insurance companies, corporations that accumulate earnings to avoid federal income tax, persons subject to the alternative minimum tax, tax-exempt entities or holders who do not hold the Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment)). In addition, this summary does not discuss any aspect of state, local or foreign tax law that may be applicable to any holder of Notes, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

U.S. Holders

      Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a holder of Notes that is a U.S. Holder. A “U.S. Holder” is a holder that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxed as a corporation) created or organized under the laws of the United States or a political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of source, or;

•	a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, as defined under section 7701(a)(30) of the Code, have authority to control all the trust’s substantial decisions or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

      The tax treatment of a partner in a partnership may depend on both the partnership’s and the partner’s status. Partnerships tendering Notes and persons holding beneficial interests in Notes through a partnership are urged to consult their tax advisors.

      The receipt of cash for Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The tax consequences of such receipt may vary depending upon, among other things, the particular circumstances of the holder. In general, a U.S. Holder who receives cash for Notes pursuant to the Offer will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between the amount realized in exchange for the Notes tendered (less any amounts attributable to accrued interest that have not been reflected in the U.S. Holder’s adjusted tax basis in the Notes), and such holder’s adjusted tax basis in such Notes. A U.S. Holder’s adjusted tax basis for a Note is generally the price such holder paid for the Note, increased by any market discount previously included in such holder’s income and reduced (but not below zero) by any amortized premium. Except as provided below, any gain or loss recognized on a tender of a Note will generally give rise to capital gain or loss if the Note is held as a capital asset and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Note for U.S. federal income tax purposes is more than one year. A U.S. Holder who has acquired a Note with market discount will generally be required to treat a portion of any gain on a tender of the Note as ordinary income to the extent of the market discount accrued to the date of the disposition, less any accrued market discount income previously reported as ordinary income. Amounts received by a U.S. Holder in respect of interest on the Notes including any amounts attributable to accrued interest that have not been reflected in the U.S. Holder’s adjusted tax basis in the Notes will be taxable as ordinary income.

Non-U.S. Holders

      The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of Notes that is an individual, corporation, estate or trust that is not a U.S. Holder (a “Non-U.S. Holder”).

      Subject to the discussion of information reporting and backup withholding below, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain expatriates.

      Subject to the discussion of information reporting and backup withholding below, amounts received pursuant to the Offer attributable to interest on a Note by a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax; provided that:

•	the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Akamai that are entitled to vote;

•	the holder is not (a) a controlled foreign corporation that is related to Akamai through stock ownership or (b) a bank receiving interest on a loan entered into in the ordinary course of business;

•	the holder certifies, under penalties of perjury on a Form W-8BEN (or such successor form as the IRS designates), prior to the payment that such holder is not a United States person and provides such holder’s name and address (or a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof); and

•	such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States.

      If interest on the Notes is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, such interest will be subject to U.S. federal income tax on a net income basis at the rate applicable to U.S. persons generally (and, with respect to corporate holders, may also be subject to a 30% branch profits tax).

      Non-U.S. Holders should consult their own tax advisors regarding any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

      Special rules may apply to certain Non-U.S. Holders, such as controlled foreign corporations, passive foreign investment companies and foreign personal holding companies, which are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

     Information Reporting and Backup Withholding

      Information reporting requirements will generally apply to Notes tendered in the Offer. U.S. federal income tax law requires that each tendering holder must provide the Depositary with such holder’s correct taxpayer identification number (“TIN”) which, in the case of an individual is his or her social security number or individual taxpayer identification number, and certain other information, or otherwise establish a basis for exemption from backup withholding. Exempt holders are not subject to these backup withholding and information reporting requirements.

      If the Depositary is not provided with the correct TIN or an adequate basis for exemption, the tendering holder may be subject to a backup withholding tax (currently at a rate of 28%) imposed on such holder’s gross proceeds from the Offer. To prevent backup withholding, each tendering holder that is not a foreign person must complete the Substitute Form W-9 that will be provided with each Letter of Transmittal, and either (a) provide his/her/its correct TIN and certain other information under penalties of perjury or (b) provide an adequate basis for exemption. Each tendering holder that is a foreign person must submit an appropriate, properly completed Internal Revenue Service Form W-8BEN, W-8ECI, W-8EXP or W-8IMY, as the case may be, certifying, under penalties of perjury, to such holder’s foreign status in order to establish an exemption from backup withholding. Backup withholding tax is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding tax will be offset by the amount of tax withheld. If backup withholding tax results in an overpayment of U.S. federal income taxes, a refund or credit may be obtained from the Internal Revenue Service, provided the required information is furnished.

      THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OR ANY OTHER CONSIDERATIONS OF THE SALE OF NOTES PURSUANT TO THE OFFER. THUS, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND THE EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

12.     The Dealer Manager, Depositary and Information Agent

      Dealer Manager. Akamai has retained The Blackstone Group L.P. as Dealer Manager in connection with the Offer. In its capacity as Dealer Manager, The Blackstone Group L.P. may contact holders regarding the Offer and request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes. The Blackstone Group L.P. and Akamai are parties to an agreement pursuant to which The Blackstone Group L.P. has agreed to provide Akamai with a broad range of financial advisory services for a one-time fee of $1,500,000. Akamai also has agreed to reimburse The Blackstone Group L.P. for its reasonable expenses and has agreed to indemnify The Blackstone Group L.P. against certain liabilities and expenses, including certain liabilities under U.S. federal securities laws. The Blackstone

Group L.P. is not receiving any additional consideration for serving as Dealer Manager in connection with the Offer.

      The Depositary and the Information Agent. Akamai has retained U.S. Bank National Association to act as the Depositary and Citigate Financial Intelligence to act as the Information Agent in connection with the Offer. All deliveries, correspondence and questions sent or presented to the Depositary or the Information Agent relating to the Offer should be directed to the addresses or telephone numbers set forth on the back cover of this Offer to Purchase.

      Akamai will pay U.S. Bank National Association customary fees for its services as the Depositary in connection with the Offer. The Depositary will also be reimbursed by Akamai for its reasonable expenses and indemnified by us against certain liabilities and expenses in connection with the Offer, including certain liabilities under U.S. federal securities laws.

      Akamai will pay Citigate Financial Intelligence customary fees for its services as the Information Agent in connection with the Offer. The Information Agent will also be reimbursed by Akamai for its reasonable expenses and indemnified by us against certain liabilities and expenses in connection with the Offer, including certain liabilities under U.S. federal securities laws.

      Requests for information or additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

      None of the Dealer Manager, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning Akamai or our respective affiliates contained in this Offer to Purchase or for any failure by Akamai to disclose events that may have occurred and may affect the significance or accuracy of such information.

13.     Solicitation

      Directors, officers and regular employees of either Akamai and its affiliates (who will not be specifically compensated for such services), the Information Agent and the Dealer Manager may contact holders by mail, telephone, or facsimile regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

14.     Fees and Expenses

      Tendering holders of Notes will not be obligated to pay brokers fees or commissions of the Dealer Manager or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Notes by Akamai pursuant to the Offer. Akamai will pay all fees and expenses of the Dealer Manager, the Depositary and the Information Agent in connection with the Offer.

      Akamai will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding material to their customers. Akamai will not pay any fees or commissions to any broker, dealer or other person, other than the Dealer Manager, the Depositary and the Information Agent, in connection with the solicitation of tenders of Notes pursuant to the Offer.

15.     Miscellaneous

      Akamai is not aware of any jurisdiction where the making of the Offer is not in compliance with the laws of such jurisdiction. If Akamai becomes aware of any jurisdiction where the making of the Offer would not be in compliance with such laws, Akamai will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Offer. If, after such good faith effort, Akamai cannot comply with any such applicable laws, an Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction.

      Pursuant to Rule 13e-4 under the Exchange Act, Akamai has filed with the Commission a Tender Offer Statement on Schedule TO (the “Schedule TO”) which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under the heading “Available Information” in this Offer to Purchase.

AKAMAI TECHNOLOGIES, INC.

February 10, 2004

      Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Notes and any other required documents should be sent or delivered by each holder of Notes or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

U.S. Bank National Association

By Registered or Certified Mail, Overnight
Courier or Hand Delivery:

U.S. Bank National Association
Corporate Trust Services
180 East Fifth Street
St. Paul, Minnesota 55101
Attn: Specialized Finance 4th Floor
By Facsimile: U.S. Bank National Association Corporate Trust Services (651) 244-1537 Attn: Specialized Finance 4th Floor Confirm by telephone: (800) 934-6802

      Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone number listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Citigate Financial Intelligence

850 Third Avenue

11th Floor
New York, NY 10022

Banks and Brokers Call Collect: (201) 499-3500

All Others Call Toll Free: (877) 746-3583

The Dealer Manager for the Offer is:

The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Toll Free: (866) 800-8933

or
Call Collect: (212) 583-5575